UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Services Agreement with AA CORNERSTONE INC

On March 7, 2023, the board of directors of CN Energy Group. Inc. (the “Company”), approved the entry of a services agreement (the “Agreement”) with AA CORNERSTONE INC (the “Consultant”), pursuant to which the Consultant agreed to provide to the Company certain consulting services in the areas of strategic advisory, sponsored editorial content, and digital marketing, from March 1, 2023 to May 30, 2023 (the “Services”). As consideration for such Services, the Company agreed to issue 2,000,000 restricted Class A ordinary shares, no par value, of the Company to the Consultant. The Agreement contained customary confidentiality, non-solicitation, indemnification, and arbitration provisions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Services Agreement by and between the Company and the Consultant

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: March 10, 2023	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer